Exhibit 3.1

AMENDMENT NO. 3

TO THE

SECOND AMENDED AND RESTATED BY-LAWS

OF

POPEYES LOUISIANA KITCHEN, INC.

ADOPTED AS OF FEBRUARY 20, 2017

Pursuant to a unanimous written consent executed by the Board of Directors of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (the “Company”) on February 20, 2017, the Second Amended and Restated Bylaws of the Company (as amended from time to time, the “Bylaws”) are hereby amended, in accordance with Article X of the Bylaws, as follows:

1.	By inserting a new ARTICLE XII to read as follows:

“

ARTICLE XII

FORUM SELECTION

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding by or in the right of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, shareholder, or agent thereof, (iii) any action asserting a claim against the corporation, its current or former directors, officers, employees, shareholders, or agents thereof arising pursuant to any provision of the Minnesota Business Corporation Act or the corporation’s Articles of Incorporation or Second Amended and Restated Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the corporation, its current or former directors, officers employees, shareholders, or agents thereof governed by the internal affairs doctrine shall be, to the fullest extent permitted by law (A) the Business Case Division of the Superior Court of Fulton County, Georgia (the “Designated Court”) and (B) solely if the Designated Court does not have or accept jurisdiction, the federal district court for the Northern District of Georgia, Atlanta Division, the District Court for the County of Hennepin, Minnesota, or the federal court for the District of Minnesota located in Minneapolis, Minnesota.

To the fullest extent permitted by law, if any action the subject matter of which is within the scope of the preceding paragraph is filed in a court (a “Foreign Court”) other than the Designated Court (a “Foreign Action”) in the name of any shareholder (including any beneficial owner), such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Designated Court in connection with any action brought in any such Foreign Court to enforce the preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.”

2.	Except as specifically amended by this amendment, the Bylaws shall remain the same in all respects and in full force and effect. This amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Bylaws other than as expressly set forth herein.

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IN WITNESS WHEREOF, the undersigned officer of the Company has executed this amendment, effective as of the date first above written.

By:	/s/ Harold M. Cohen
Harold M. Cohen Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary

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